Strategy guide No. 1 to prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement No. 59-I dated February 21, 2007	STRATEGY GUIDE NO. 1 TO PRODUCT SUPPLEMENT NO. 59-I REGISTRATION STATEMENT NO. 333-130051 DATED JULY 2, 2007; RULE 433

Structured Investments	IncomeFX Strategy Guide |

▶	Key Features
▶	Product Description
▶	Historic Hypothetical Performance
▶	How does the IncomeFX Strategy work?
▶	Eligible Currency Pairs and Interest Rates
▶	Frequently Asked Questions
▶	Risk Factors and Additional Terms

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest in any offering of securities by JPMorgan Chase & Co., you should read the prospectus in that registration statement, each prospectus supplement, as well as the particular product supplement, strategy guide and any other documents that JPMorgan Chase & Co. has filed with the SEC relating to such offering for more complete information about JPMorgan Chase & Co. and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the particular offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and strategy guide if you so request by calling toll-free 866-535-9248.

2 I	INCOMEFX STRATEGY GUIDE

▶	Key Features

■	Provides exposure to the global foreign exchange markets

■	Based on hypothetical back-tested analysis and historical results, IncomeFX has delivered an annualized return of 12.32% with annualized volatility of 8.07% since November 1995, although these figures should not be taken as any indication of future performance

■	Includes a broad universe of currency pairs (IncomeFX selects four currency pairs each month to include in its synthetic portfolio out of fourteen (14) possible G10 currency pairs)

■	Creates an investment solution to a previously untapped asset class

■	Replicates a synthetic investment, rebalanced monthly, in four (4) eligible currency pairs with the highest absolute “Carry-to-Risk Ratio” (carry on a risk adjusted basis)

■	Based on hypothetical back-tested analysis and historical results, this strategy has achieved strong historical performance

▶	Product Description

       The JPMorgan IncomeFX Strategy was developed in 2005 by J.P. Morgan Securities Ltd. to implement a currency trading strategy generally known as “positive carry.” A positive carry strategy seeks to capitalize on the relationship between eligible currency pairs by attempting to earn a return, or “carry,” by buying currencies of countries with relatively high interest rates and simultaneously selling currencies of countries with relatively low interest rates. IncomeFX synthetically implements this trading strategy by replicating notional trading positions in four different currency pairs that have the highest absolute “Carry-to-Risk Ratio”. The notional currency trading positions are weighted equally and rebalanced on the first business day of each calendar month. The initial IncomeFX Strategy Value was calculated on November 1, 2005 and set equal to a reference value of 100.

       IncomeFX is described as a “notional” or “synthetic” portfolio because its reported value does not represent the value of any actual assets held by any person. The IncomeFX Strategy Value on any business day references the value of a hypothetical portfolio of currency positions, minus an index adjustment of one percent (1%) per annum, which accrues daily on an actual/360 basis. This amount is deducted by and paid to J.P. Morgan Securities Ltd., which acts as Strategy Calculation Agent for IncomeFX. Of this 1% adjustment, 70% will finance the daily calculation of the IncomeFX Strategy Value and to pay for the monthly rebalancing calculations. The remaining 30% of the index adjustment fee will be recognized by J.P. Morgan Securities Ltd. as commission. There is no actual portfolio of assets in which any person has any ownership interest.

       The IncomeFX Strategy Value will depend in part on the “carry” that the strategy can earn from the difference in interest rates for the two currencies for each currency pair. In general, a higher “carry” will increase the IncomeFX Strategy Value. The IncomeFX Strategy Value will also depend on the value of the notional currency trading positions taken by IncomeFX on each rebalancing date. If the currencies in which IncomeFX takes a long position appreciate relative to the currencies in which IncomeFX has taken a short position, the IncomeFX Strategy Value will rise. If the currencies in which IncomeFX takes a long position depreciate relative to the currencies in which IncomeFX has taken a short position, the IncomeFX Strategy Value will decline.

       Leverage is used in IncomeFX to increase returns. IncomeFX allows for leverage of up to 200% to achieve (or attempt to achieve) its target carry of 5%. See “Risk Factors - Leverage Used in IncomeFX to Increase Returns” in this strategy guide for additional information.

       The IncomeFX Strategy Value is published each business day under the Bloomberg ticker symbol “IFXJPMUS”.

INCOMEFX STRATEGY GUIDE	I 3

▶	Historic Hypothetical Performance

       The following graph sets forth the hypothetical back-tested performance of the IncomeFX based on the hypothetical back-tested weekly IncomeFX closing levels from January 1, 2002 through October 31, 2005, and the historical performance of the IncomeFX based on weekly IncomeFX closing levels from November 1, 2005 through June 20, 2007. The IncomeFX closing level on June 20, 2007 was 114.47.

       The hypothetical back-tested and historical levels of the IncomeFX should not be taken as an indication of future performance, and no assurance can be given as to the IncomeFX closing level on any future date. If your purchase a note linked to IncomeFX, we cannot give you assurance that the performance of IncomeFX will result in a return of any of your initial investment. The data for the hypothetical back-tested performance of IncomeFX set forth in the following graph was calculated on materially the same basis on which the performance of IncomeFX now calculated.

▶	How does the IncomeFX Strategy work?

       In an efficient market, high-yielding currencies should depreciate in value and lowyielding currencies should appreciate in value, until overtime the interest rates in the countries related to those currencies reach equilibrium. However, historically this relationship between interest rates and currency movements has not been realized, thereby creating an opportunity that can be exploited. IncomeFX takes advantage of the forward rate bias, as high-yielding currencies tend to depreciate less than their expected forward levels (and low-yielding currencies tend to appreciate less than their expected forward levels).

       However, IncomeFX has an additional element to it. The weakness of an unadjusted “carry trade” is that it only invests in currencies with high expected returns, regardless of the risk attached. IncomeFX is different because it takes into account not just “carry” (interest rate differentials between a currency pair) but also volatility (fluctuations in price) to deliver to an investor a risk-adjusted return. IncomeFX’s proprietary algorithm analyzes the price fluctuations of each eligible currency pair (described herein) for the last-twelve month period. If the price volatility of a specific currency has been relatively high, its Carry-to-Risk Ratio will be lower. Income”s proprietary algorithm ranks each eligible currency pair on this risk adjusted basis and invests only in the four currency pairs with the highest Carry-to-Risk Ratio.

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

4 I	INCOMEFX STRATEGY GUIDE

▶	Eligible Currency Pairs and Interest Rates

       The table below sets forth the potential universe of currency pairs that may be held in the IncomeFX synthetic portfolio, each of which we refer to as an “Eligible Currency Pair”

Currency One	Currency Two
Euro (EUR)	United States Dollar (USD)
Japanese Yen OPY)	USD
Pound Sterling (GBP)	USD
Swiss Franc (CHF)	USD
Norwegian Krone (NOK)	USD
Swedish Krona (SEK)	USD
Australian Dollar (AUD)	USD
New Zealand Dollar (NZD)	USD
Canadian Dollar (CAD)	USD
Japanese Yen OPY)	Euro (EUR)
Pound Sterling (GBP)	EUR
Swiss Franc (CHF)	EUR
Norwegian Krone (NOK)	EUR
Swedish Krona (SEK)	EUR

       As of the most recent rebalancing of the IncomeFX, which took place on June 1, 2007, the synthetic portfolio included the following Eligible Currency Pairs: (1) USD (long) and JPY (short), (2) EUR (long) and CHF (short), (3) EUR (long) and JPY (short), and (4) USD (long) and CHF (short).

       For each currency, a reference “Interest Rate” is needed for certain calculations. The following table sets out the relevant Interest Rate for each of the relevant currencies, and the Bloomberg page on which that rate can be found. If another page replaces the Bloomberg page as the information vendor for the purpose of displaying rates or prices comparable to that rate, such page will be deemed the relevant page for the purpose of measuring such Interest Rate. If the relevant rate does not appear on the relevant Bloomberg page (or such other replacement page) on the relevant date at the relevant time, the Interest Rate shall be the rate determined by J.P Morgan Securities Ltd., acting as the Strategy Calculation Agent, in good faith and in a commercially reasonable manner.

Currency	Interest Rate	Bloomberg Page
EUR	1 month EURIBOR	EUR001M Index
JPY	1 month JPY LIBOR	JY0001M Index
GBP	1 month GBP LIBOR	BP001M Index
CHF	1 month CHF LIBOR	SF0001M Index
NOK	1 month NIBOR	NIBORIM Index
SEK	1 month STIBOR	STIBIM Index
AUD	1 month AUD LIBOR	A00001M Index
NZD	1 month NZD LIBOR	NZ0001M Index
CAD	1 month CAD LIBOR	CD0001M Index
USD	1 month USD LIBOR	US0001M Index

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

INCOMEFX STRATEGY GUIDE	I 5

▶	Frequently Asked Questions

Who should invest in this strategy?

       IncomeFX is appropriate for an investor who wants risk-adjusted exposure to the foreign exchange markets. Based on historic hypothetical performance and over a long-term time horizon, IncomeFX has produced an uncorrelated positive return on investment, when compared to equities, bonds and commodities.

How does IncomeFX work?

       IncomeFX analyzes both the “carry” (interest rate differentials between a currency pair) and the annualized volatility (fluctuations in price) of 14 G10 currency pairs. These currency pairs are ranked on a monthly basis and the strategy makes a synthetic investment in the four currency pairs with the highest Carry-to-Risk Ratio.

What is the Carry-to-Risk Ratio?

       The Carry-to-Risk Ratio is a fraction, the numerator of which is the interest rate in Currency One of an eligible currency pair minus the interest rate in Currency Two of an eligible currency pair and the denominator of which is the annualized price volatility of that currency pair, each as calculated on the first strategy business day of each month.

How are the currency pairs included in IncomeFX chosen each month?

       At the beginning of each month, each of the 14 G10 currency pairs is ranked from highest to lowest based on their Carry-to-Risk Ratio. The Strategy Calculation Agent will then select the four currency pairs with the highest Carry-toRisk Ratio to synthetically replicate in the strategy.

Are the components equally weighted?

       Yes. The four currencies pairs selected by the Strategy Calculation Agent will be equally weighted.

What is Target Carry?

       Once the four eligible currency pairs are selected for the calculation period, IncomeFX may be leveraged up to 200% so as to achieve its “Target Carry” of 5% per annum. However, since the amount of leverage is limited to a maximum of 200%, IncomeFX may not at any given point achieve its Target Carry. If the average absolute value of the carry of the four applicable eligible currency pairs is greater than 5%, IncomeFX will be leveraged at 100%. If the average absolute value of the carry of the four applicable eligible currency pairs is less than 2.5%, IncomeFX will be leveraged at the maximum 200%, but will still not achieve the Target Carry of 5%. Finally, if the average absolute value of the carry of the four applicable eligible currency pairs is between 2.5% and 5%, IncomeFX will be leveraged at the rate between 100% and 200% that will produce the 5% Target Carry.

▶	Risk Factors

       Your investment in the strategy will involve certain risks. Investing in the strategy is not equivalent to investing directly in the IncomeFX or any of the component currencies of the IncomeFX. In addition, your investment in the strategy entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks, and the additional risks explained in the “Risk Factors” section of the product supplement 69-1 dated February 21, 2007, before you decide that an investment in the IncomeFX is suitable for you.

An investment in IncomeFX carries the risks associated with IncomeFX’s “positive carry” strategy.

       A “positive carry” strategy seeks to capitalize on the relationship between fourteen eligible currency pairs by attempting to earn a return, or “carry,” by buying currencies of countries with relatively high interest rates and

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

6 I	INCOMEFX STRATEGY GUIDE

▶	Risk Factors

simultaneously selling currencies of countries with relatively low interest rates. The performance of IncomeFX will be determined by the implied and realized exchange rates, volatility and interest rates. If the currency pairs chosen on each rebalancing date move against the direction expected by the strategy, IncomeFX will perform poorly. This negative performance may be amplified by potential leverage employed in the strategy. No assurance can be given that the investment strategy used to construct IncomeFX strategy will be successful or that IncomeFX strategy will outperform any alternative basket or strategy that might be constructed from the underlying currencies.

The IncomeFX has a limited history and may perform in unexpected ways.

       IncomeFX was created on November 1, 2005 and, therefore, has a limited history. J.P Morgan Securities Ltd., acting as the Strategy Calculation Agent, has calculated the returns that hypothetically might have been generated had the strategy been used in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees, and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might calculate materially different hypothetical performance. In addition, any past performance, hypothetical or otherwise, does not guarantee future performance. Regardless of the hypothetical and historical performance of IncomeFX, IncomeFX could decline below its initial value or strike level, as applicable, and you could lose some or all of your principal.

Leverage Used in IncomeFX to Increase Returns.

       IncomeFX allows for leverage of up to 200% so as to achieve (or come closer to achieving) its target carry of 5%. While the use of leverage by IncomeFX presents opportunities for increasing the return from the notional currency trading positions in the relevant currency pairs included in the synthetic portfolio, it increases the potential risk of loss as well. Any event that adversely affects the value of a notional currency trading position in any relevant currency pair will be magnified to the extent that IncomeFX is leveraged. The combination of foreign exchange rate volatility and leverage can further increase the risk of loss.

The IncomeFX Strategy Value is subject to currency exchange risk.

       Foreign currency exchange rates vary over time, and may vary considerably and in unexpected ways during the term of your investment in IncomeFX. Any return from the currency for any currency pair included in the IncomeFX may be reduced or eliminated entirely due to movements in the exchange rate for that currency pair, which may result in a substantial loss. The value of each currency that underlies IncomeFX is at any moment a result of the supply and demand for the currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the underlying currenciesFX countries, and economic and political developments in other relevant countries.

       Of particular importance to potential currency exchange risk are:

  existing and expected rates of inflation;
  existing and expected interest rate levels;
  the balance of payments in the underlying currenciesFX countries and between each country and its major trading partners; and
  the extent of governmental surplus or deficit in the underlying currenciesFX countries.

       All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the underlying currencies’ countries and those of other countries important to international trade and finance.

       In addition, the value of the IncomeFX is calculated and published in U.S. dollars. Accordingly, movements in the foreign exchange

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

INCOMEFX STRATEGY GUIDE	I 7

▶	Risk Factors (continued)

rate for each currency in a currency pair and U.S. dollars will also have an impact on the value of the IncomeFX. Since foreign exchange rates are unpredictable, such movements could have a material adverse impact on the value of the IncomeFX.

The liquidity, trading value and amounts payable under IncomeFX could be affected by the actions of the governments of the originating nations of the underlying currencies.

       Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in making an investment linked to IncomeFX is that your investment’s liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with previously freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of your investment in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the underlying other currencies.

Even though the underlying currencies are traded around-the-clock, if a secondary market for your investment develops, your investment may trade only during regular hours in the United States.

       The interbank market for the potential currencies underlying IncomeFX is a global, around-the-clock market and the relevant currency values are quoted 24 hours a day. Therefore, the hours of trading for your investment, if any, may not conform to the hours during which the underlying currencies are traded. To the extent that U.S. markets are closed while the markets for other currencies remain open, significant price and rate movements may take place in the underlying foreign exchange markets, and thus in the value of the IncomeFX, that will not be reflected immediately in the market price, if any, of your investment.

Owning an investment linked to IncomeFX is not the same as owning the constituent currency positions.

       The return on your investment will not reflect the return you would realize if you actually held currency positions replicating the relevant currency pairs included in IncomeFX. The IncomeFX synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, investors will not have any direct or indirect rights or interests in any currency positions. Furthermore, the IncomeFX synthetic portfolio is subject to monthly rebalancing and an index adjustment factor of 1% per year that will reduce its value relative to the value of the constituent currency positions.

Interest rates used in the IncomeFX strategy may be volatile.

       IncomeFX takes positions in specified currencies based on the carry for certain currency pairs. Carry is the amount of money earned from borrowing in a currency with a low interest rate and investing in a currency with a high interest rate. Therefore, the interest rates for various currencies are used in the calculation of the value of IncomeFX in the determination of the currency pairs to be included in the notional

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

8 I	INCOMEFX STRATEGY GUIDE

▶	Risk Factors (continued)

currency portfolio for any given month. Interest rates, however, are subject to volatility due to a variety of factors, including:

  sentiment regarding underlying strength in the economies of the countries whose currencies constitute the constituents of IncomeFX;
  expectation regarding the level of price inflation;
  sentiment regarding credit quality in countries whose currencies constitute the constituents of the IncomeFX and in global credit markets;
  the policies of worldwide central banks regarding interest rates; and
  performance of capital markets.

       Fluctuations in interest rates could affect the IncomeFX Strategy Value.

       There can be no assurance that IncomeFX will earn the target carry of 5% per year or that IncomeFX will outperform an alternative strategy.

The reported value of the IncomeFX will include the deduction for an index adjustment factor.

       One way in which IncomeFX differs from a typical index is that its daily reported level includes a deduction from its calculated value of a hypothetical adjustment assessed at an annual rate of 1.0%. This amount is deducted by and paid to J.P. Morgan Securities Ltd., which acts as Strategy Calculation Agent for IncomeFX. Of this 1% adjustment, 70% will finance the daily calculation of the IncomeFX Strategy Value and to pay for the monthly rebalancing calculations. The remaining 30% of the index adjustment fee will be recognized by J.P. Morgan Securities Ltd. as commission. There is no actual portfolio of assets in which any person has any ownership interest.

In certain situations, IncomeFX could cease to be re-balanced and the constituent currency pairs would not change for the term of your investment.

       If a country lawfully eliminates, converts, redenominates or exchanges its currency for any successor currency, then that original currency will be deemed to be replaced by the successor currency in any relevant currency pairs. This replacement could reduce the number of currency pairs. If the number of currency pairs are reduced to four (4) or fewer, then the composition of IncomeFX will become static and there will be no further rebalancings over the term of your investment. This outcome may have a negative impact on the performance of IncomeFX.

       In addition, if the publication of IncomeFX is discontinued, and the calculation agent determines that there is no successor strategy, there will be no further rebalancings over the term of your investment. Please see the term sheet related to your notes for more information.

Prior to maturity, the IncomeFX Strategy Value will be influenced by many unpredictable factors.

Many economic and market factors will influence the IncomeFX Strategy Value. We expect that, generally, the IncomeFX Strategy Value on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the IncomeFX Strategy Value. The IncomeFX Strategy Value will be affected by a number of other factors that may either offset or magnify each other, including:

  the expected volatility in the IncomeFX and the underlying currencies;
  the time to maturity of the notes;
  interest and yield rates in the market generally as well as in the countries of the currencies composing the IncomeFX;
  the exchange rate and the volatility of the exchange rate among each of the underlying currencies;
  economic, financial, political, regulatory or judicial events that affect the currencies included in the IncomeFX or the market for currencies generally and which may affect the IncomeFX closing value on any valuation date; and
  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

INCOMEFX STRATEGY GUIDE	I 9

▶	Risk Factors (continued)

       You cannot predict the future performance of the IncomeFX based on its historical performance. The IncomeFX Strategy Value may decrease such that you may not receive any return of your investment at maturity. You may lose some or all of your investment if the Strategy Return is negative.

J.P. Morgan Securities Ltd. (“JPMSL”) may adjust the JPMorgan IncomeFX Strategy in a way that affects its value, and JPMSL has no obligation to consider your interests.

       JPMSL is responsible for calculating and maintaining IncomeFX. JPMSL can delete or substitute the currencies underlying IncomeFX or make other methodological changes that could change the value of IncomeFX. You should realize that the changing of currencies included in IncomeFX may affect IncomeFX, as a newly substituted currency may perform significantly better or worse than the currency it replaces. Additionally, JPMSL may alter, discontinue or suspend calculation or dissemination of IncomeFX. Any of these actions could adversely affect the IncomeFX Strategy Value JPMSL has no obligation to consider your interests in calculating or revising IncomeFX.

There may be potential conflicts between your interests and those of JPMorgan Chase & Co., JPMSI, which acts as the Strategy Calculation Agent, and other JPMorgan Chase & Co. affiliates.

       We and our affiliates play a variety of roles in connection with the notes linked to IncomeFX, including acting as Strategy Calculation Agent and hedging our obligations under such notes. In performing these duties, the economic interests of the Strategy Calculation Agent and other affiliates of ours would be potentially adverse to your interests as an investor.

▶	Additional Terms

       You should read this strategy guide together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 69-I dated February 21, 2007.

       You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 69-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

       You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 69-I dated February 21, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000565/e26362_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

       Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this strategy guide, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

       IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any appendix) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

10 I	INCOMEFX STRATEGY GUIDE

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No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

INCOMEFX STRATEGY GUIDE	I 11

▶	This page has been left intentionally blank.

No assurance can be given that the investment strategy used to construct the IncomeFX will be successful or that IncomeFX will outperform any alternative basket or other investments. Past performance of the IncomeFX or certain currencies is not a guide to future performance and neither JPMorgan nor any of its affiliates make any representation or warranty as to the results that maybe obtained through the use of the IncomeFX strategy.

Strategy guide No. 1 to prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement No. 59-I dated February 21, 2007

Structured Investments

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest in any offering of securities by JPMorgan Chase & Co., you should read the prospectus in that registration statement, each prospectus supplement, as well as the particular product supplement, strategy guide and any other documents that JPMorgan Chase & Co. has filed with the SEC relating to such offering for more complete information about JPMorgan Chase & Co. and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the particular offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and strategy guide if you so request by calling toll-free 866-535-9248.